SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2009-08-12
Your date



Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL



Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB report on the 2nd quarter 2009, dated 17 July 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 8/20

| Postal address | Public Company (publ) | Telephone | Telefax |
|---|---|---|---|
| SANDVIK AB<br>SE-811 81 SANDVIKEN<br>SWEDEN | Reg.No 556000-3468<br>VAT No. SE663000060901<br>www.sandvik.com | +46 26 26 00 10 | +46 26 26 10 76 |

K 003

CUSIP number 800 212 201

# Sandvik Q2

PRESS RELEASE 17 July 2009

Interim report on the second quarter and the first six months of 2009

## CEO's comment:

"Demand during the second quarter remained very weak in all customer segments with the exception of the energy sector, which remained robust," says Sandvik's President and CEO Lars Pettersson.

"Order intake declined in price and volume by 42% and invoiced sales by 35% compared with the corresponding quarter in the preceding year and amounted to SEK 16.5 billion and SEK 18 billion, respectively. Low invoicing levels combined with low production rates and non-recurring costs of SEK 1.4 billion led to a sharp drop in earnings compared with the preceding year and amounted to a loss of SEK 2 billion. Up until now we have not seen any improvement in the market."

"Efforts to reduce working capital and adapt capacity and costs to the weak market continued successfully. We generated a favorable operating cash flow, inventory volumes were reduced and the cost base was lowered. Meanwhile, our strong market position in the energy sector was confirmed by the agreements we have recently signed for the supply of advanced products to the nuclear power and oil industries."

## FINANCIAL HIGHLIGHTS

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Order intake | 16 503 | 24 688 | -42 * | 34 257 | 49 788 | -40 * |
| Invoiced sales | 18 011 | 24 016 | -35 * | 37 147 | 46 006 | -30 * |
| Gross profit | 3 154 | 8 520 | -63 | 8 123 | 16 206 | -50 |
| % of invoiced sales | 17.5 | 35.5 | | 21.9 | 35.2 | |
| Operating profit | -1 985 ** | 3 783 | neg. | -1 871 ** | 6 973 | neg. |
| % of invoiced sales | -11.0 | 15.8 | | -5.0 | 15.2 | |
| Profit after financial items | -2 443 | 3 302 | neg. | -2 872 | 6 018 | neg. |
| % of invoiced sales | -13.6 | 13.7 | | -7.7 | 13.1 | |
| Profit for the period | -2 015 | 2 410 | neg. | -2 314 | 4 410 | neg. |
| % of invoiced sales | -11.2 | 10.0 | | -6.2 | 9.6 | |
| of which shareholders' interest | -2 020 | 2 304 | neg. | -2 341 | 4 189 | neg. |
| Earnings per share, SEK 1) | -1.70 | 1.94 | | -1.97 | 3.53 | |
| Return on capital employed, 12 months rolling, % | 6.2 | 23.2 | | 6.2 | 23.2 | |
| Cash flow from operations | +2 890 | +3 364 | -14 | +4 674 | +5 360 | -13 |
| Number of employees | 46 452 | 50 125 | -7 | 46 452 | 50 125 | -7 |

* At fixed exchange rates for comparable units.
** Excluding non-recurring costs in Q2 the operating profit was SEK -585 M and SEK -471 M respectively.
1) Calculated on the basis of the shareholders' share of profit for the period. No dilutive impact.

# Market and sales


INVOICED SALES
SEK M Quarter
SEK M Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
07
08
09
Quarter
Rolling 12 months

| Q2 | Order intake | Invoicing |
|---|---|---|
| Price/volume, % | -42 | -35 |
| Structure, % | 0 | 0 |
| Currency, % | +15 | +16 |
| Total, % | -33 | -25 |

**The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.**

**The weak global economy continued during the second quarter of 2009. The market situation was poor, with the exception of the energy sector and parts of the Chinese market. Extensive reductions in the inventories of major customer groups added to the low activity in the market.**

Demand for Sandvik's products was considerably lower than in the corresponding period in 2008, but only marginally lower than the preceding quarter. Invoiced sales remained slightly higher than order intake due to order backlog reduction for mainly mining equipment.

In most markets, order intake declined by 30-50% in price and volume. Demand from all segments was weak except for the energy sector, which remained strong. The rate of investment in the mining industry was low, particularly with regard to exploration. Despite higher price levels for many metals, production rates were low and many mines have been temporarily closed, meaning that equipment and service are concentrated to fewer mines with a lower production cost. New agreements and orders for tube deliveries to the nuclear power and oil industries confirmed Sandvik's strength in the energy segment. In China the automotive industry in particular performed positively.

Ongoing activities to adapt costs and capacity to the weak demand continued. The effects will be gradually increased throughout the year and the estimated cost reductions in the second quarter amounted to about SEK 1.3 billion, while the effect for the full-year is estimated to amount to nearly SEK 6 billion. At the end of the second quarter, the workforce had been reduced by more than 7,000 employees and contracted staff since the downturn started. Some 12-14,000 employees have agreed to reduce working hours and salaries, mainly in the second half of the year, and about 15 production units have been closed or are in the process of being closed.

**Order intake** totaled SEK 16,503 M (24,688), a decline of 33% in total and 42% excluding currency effects for comparable units. Changed exchange rates had a positive impact on order intake of 15%.

Cancellations in the mining sector amounted to SEK 130 M during the quarter. The decline in comparable units and excluding currency effects was 45% for Sandvik Tooling and 46% for Sandvik Mining and Construction. For Sandvik Materials Technology, the decline was 34%, but excluding adjustments for price compensation related to metal prices, the decline was 16%.

**Invoiced sales** in the second quarter amounted to SEK 18,011 M (24,016), a fall of 25% in total and of 35% for comparable units and excluding currency effects. Changed exchange rates had a positive impact on invoiced sales of 16%. For Sandvik Tooling, the decline for comparable units excluding currency effects was 44% and this figure for Sandvik Mining and Construction was 25%. The reduction for Sandvik Materials Technology was 43%, but excluding adjustments for price compensation related to metal prices, the decline was 25%.

# Earnings and return

**The negative impact on earnings for the quarter was significant as a result of the low level of demand, but also as a result of extensive reduction in production rates and costs for restructuring measures, impairment losses, metal price effects and increased provisions for obsolescence. The operating result in the second quarter totaled SEK -1,985 M (+3,783), but excluding non-recurring costs it was SEK -585 M. The operating margin was -11.0 % of invoicing (15.8).**


OPERATING PROFIT AND RETURN
SEK M
Quarter
Per cent
5 000
4 000
3 000
2 000
1 000
0
-1 000
-2 000
-3 000
30
24
18
12
6
0
-6
-12
-18
07
08
09
Quarter
Operating margin, %
Return on capital employed (rolling 12 months)

Earnings were adversely impacted in the amount of SEK 360 M attributable to changed metal prices and by about SEK 1,400 M as a result of nonrecurring costs related to restructuring measures, impairment of goodwill and other assets, and an increase in provisions for obsolescence. Changed exchange rates had a positive impact on earnings of approximately SEK 30 M. Cost saving measures improved the result with about SEK 1 300 M in the quarter.

The rate of production was further reduced during the quarter with the aim of addressing the issue of lower order intake and to adapt inventory levels to the lower demand scenario. The rate of production in most production units was 10-20% lower than invoicing during the quarter. Combined with the significantly lower invoicing volumes, this meant that the volume-related reduction in earnings and the under absorption of fixed costs had a significant impact on earnings. Inventories were reduced by more than SEK 3 billion in volume and the operating cash flow was strong for all business areas, which strengthened the financial position.

The financial net amounted to SEK -458 M (-481) and result after financial items was SEK -2,443 M (3,302). The result for the period was SEK -2,015 M (2,410) and earnings per share SEK -1.70 (1.94).

Operating cash flow was SEK +2,890 M (+3,364) as a result of a SEK 4,032 M reduction in working capital. Investments in fixed assets amounted to SEK 1,298 M (1,630), and this level will continue to be gradually reduced. Company acquisitions accounted for SEK 987 M (673). Cash flow after investments amounted to SEK +772 M (+1,144) during the quarter. Payment of dividend lead to a seasonal weakening of the net debt/equity ratio. The favorable trend in cash flow and working capital however compensated well for the weaker result and the payment for the acquisition of Wolfram Bergbau- und Hütten. Cash and cash equivalents totaled about SEK 6 billion at the end of the quarter.

The return on capital employed declined significantly to 6.2% (23.2) and the return on shareholders' equity declined to 3.3% (31.2).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
4 000
3 000
2 000
1 000
0
10 000
7 500
5 000
2 500
0
07
08
09
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
07
08
09
Rolling 12 months

# Sandvik Tooling

- Continued weak demand
- Reduced production rates
- Under absorption of fixed costs
- Comprehensive cost reductions
- Consolidation of Wolfram Bergbau- und Hütten

| Q2 | Order intake | Invoicing |
|---|---|---|
| Price/volume, % | -45 | -44 |
| Structure % | +1 | +1 |
| Currency, % | +19 | +19 |
| Total, % | -34 | -32 |

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

**During the second quarter, Sandvik Tooling was also influenced by extremely low activity levels and significant cutbacks in important customer segments, primarily the automotive industry and engineering industry. Extensive production restrictions were implemented.**

Order intake in the second quarter fell by 45%, while invoiced sales declined by 44% for comparable units excluding currency effects. The price level was stable.



Demand largely remained at the same low level as that experienced during the first quarter, primarily as a result of low activity and extensive reductions in production rates and inventories in the automotive and engineering industries. Demand was also weak for consumer-related products and, to a certain extent, also the aerospace industry, whereas the energy sector remained strong. Activity levels were low in all markets, with the exception of China, where the trend in automotive production was favorable.

Activities aimed at reducing costs in Sandvik Tooling continued. These included production curtailments, staff reductions and consolidation of production units. Agreements are now in place in most units regulating reduced working hours and salaries, which is gradually bringing about further cost reductions. Since the end of the third quarter 2008, Sandvik Tooling has reduced the number of employees by about 1,800 persons, of whom slightly more than 600 during the second quarter of 2009.

During the quarter, implemented measures are estimated to have cut costs by SEK 600-700 M.

The acquisition of Wolfram Bergbau- und Hütten was finalized during the quarter and the company was consolidated into Sandvik Tooling as of 28 May.

The operating result deteriorated sharply compared with the second quarter of 2008 and amounted to SEK -463 M (+1,626) or -10.2% (24.2%) of invoiced sales. Low production volumes resulted in a reduction in gross profit and the under absorption of fixed costs, which had a significant negative impact on earnings in the quarter. Earnings were also adversely impacted in the amount of about SEK 300 M for costs primarily related to restructuring measures, impairment losses and increased obsolescence, but were positively impacted by SEK 30 M due to changed exchange rates. Return on capital employed declined to 9.1% (33.0).

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Order intake | 4 466 | 6 720 | -45 * | 9 498 | 13 649 | -42 * |
| Invoiced sales | 4 541 | 6 721 | -44 * | 9 734 | 13 321 | -39 * |
| Operating profit | -463 ** | 1 626 | | -196 ** | 3 221 | |
| % | -10,2 | 24,2 | | -2,0 | 24,2 | |
| Return on capital employed | 9,1 | 33,0 | | 9,1 | 33,0 | |
| Number of employees | 15 969 | 16 928 | -6 | 15 969 | 16 928 | -6 |

* At fixed exchange rates for comparable units.
** Excluding non-recurring costs in Q2 the operating profit was SEK -163 M and SEK +104 M respectively.

# Sandvik Mining and Construction

- Continued weak demand
- Low investment level
- Under absorption of fixed costs
- Consolidation of units
- Cost adjustments

| Q2 | Order intake | Invoicing |
|---|---|---|
| Price/volume, % | -46 | -25 |
| Structure, % | 0 | 0 |
| Currency, % | +15 | +16 |
| Total, % | -38 | -13 |

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

**The low levels of activity in the mining and construction industries continued during the second quarter. Efforts to adjust capacity and costs continued on schedule and involved personnel reductions and consolidation of the number of production units.**



Order intake declined by 46% for comparable units excluding currency effects and invoiced sales fell by 25%, which meant that the order backlog declined by approximately SEK 2 billion. The price trend remained relatively stable. No major project orders were received during the quarter.

Customer activity in the global mining and construction industries remained weak during the quarter. Government stimulus packages and higher metal prices have not yet had any material effect on order intake to date. A more stable trend was reported for tools, spare parts and service, despite a decline in volume caused by lower production rates and a concentration to fewer mines. Cancellations of orders already placed impacted order intake negatively with SEK 130 M, but fell considerably compared with the preceding quarter.

In South America and parts of Asia, the decline was less severe than in the rest of the world. Activity in such areas as energy-related coal mining and, to a certain degree, gold mining remained relatively high. The dramatic change in the market scenario in the recent quarters impacted the product mix in the business area. During the second quarter, the share of equipment amounted to 37% (48) of invoicing and the aftermarket share to 48% (42), while the project share was 15% (10).

With the aim of adapting production capacity and costs to the weak market situation, Sandvik Mining and Construction continued to reduce its workforce and consolidate production units. During the quarter, the workforce was reduced by about 800 employees. Agreements are now in place in several units regulating reduced working hours and salaries. Measures implemented are estimated to have reduced costs by about SEK 400 M during the quarter. Inventory volumes were reduced by SEK 1,700 M during the quarter.

The operating result in the second quarter amounted to SEK -670 M (+1,370) or -7.9% of invoicing. Earnings were negatively impacted due to lower sales and production volumes and by about SEK 800 M attributable to costs for restructuring, impairment losses and increased obsolescence. Changed exchange rates had a negative impact of about SEK 70 M on earnings. Return on capital employed declined to 9.5% (27.9).

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Order intake | 6 443 | 10 389 | -46 * | 13 752 | 20 918 | -42 * |
| Invoiced sales | 8 487 | 9 786 | -25 * | 16 818 | 18 138 | -19 * |
| Operating profit | -670 ** | 1 370 | | -278 ** | 2 555 | |
| % | -7,9 | 14,0 | | -1,7 | 14,1 | |
| Return on capital employed | 9,5 | 27,9 | | 9,5 | 27,9 | |
| Number of employees | 15 273 | 16 928 | -10 | 15 273 | 16 928 | -10 |

* At fixed exchange rates for comparable units.
** Excluding non-recurring costs in Q2 the operating profit was SEK +130 M and SEK +522 M respectively.

# Sandvik Materials Technology

- **Continued weak demand in most customer segments**
- **Strong development and capacity expansion in the energy area**
- **Under absorption of fixed costs**
- **Reduced inventories**

| Q2 | Order intake | Invoicing |
|---|---|---|
| Price/volume, % | -34 | -43 |
| Structure, % | 0 | 0 |
| Currency, % | +13 | +14 |
| Totalt % | -25 | -35 |

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

**The market situation for Sandvik Materials Technology remained weak during the second quarter. Demand was low from most customer segments with the exception of products for the energy sector, where the nuclear power and oil/gas industries demonstrated favorable growth.**

Order intake fell by 34% and invoicing by 43% in price and volume. The effects of changed metal prices had a negative impact on order intake and invoicing of about 18 percentage points. The price trend was favorable for high value-added products, but under greater pressure for low-value added products and products exposed to a higher degree of competition.

Sandvik's strong position as a supplier to the energy sector was consolidated during the quarter. Sandvik Materials Technology signed two major agreements covering the delivery of steam generator tubes to the nuclear power industry with a total value of more than SEK 3 billion. The order intake was positively impacted during the quarter by about SEK 400 M as a result of these agreements, which relate to deliveries from 2013. Moreover, the business area secured a number of major orders for advanced tubes to the oil industry for delivery during the second half of 2009. Demand from other segments, primarily the automotive, aerospace, mining and consumer-related industries, was weak.

During the quarter, the Kanthal and Wire product areas were merged into a single organization with the aim of capitalizing on cost reduction opportunities and strengthening the product mix. A decision was also made to significantly increase production capacity in Sandviken of steam generator tubes for the nuclear power industry.

The ongoing action programs to address the issue of the low volume trend continued during the quarter and included cost cuts, personnel reductions and production restrictions. The number of employees was reduced by about 200 persons during the quarter. Furthermore, an agreement was reached relating to a temporary reduction in working hours and salaries from mid-2009 for about a further 3,000 employees. Total nickel inventory levels declined from 9,000 tons to 8,000 tons.

The operating result in the second quarter totaled SEK -750 M (+534) or -19.7% of invoicing. The result was negatively impacted by lower sales and production volumes. Changed metal prices had a negative effect of SEK 360 M on earnings. However, changed exchange rates had a positive impact of about SEK 90 M and cost-cutting measures with about SEK 250 M. Earnings were also charged with about SEK 300 M for restructuring and impairment costs. Return on capital employed declined to -3.9% (7.2).

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Order intake | 4 400 | 5 899 | -34 * | 8 458 | 11 820 | -37 * |
| Invoiced sales | 3 798 | 5 810 | -43 * | 8 053 | 11 212 | -37 * |
| Operating profit | -750 ** | 534 | | -1 271 ** | 617 | |
| % | -19,7 | 9,2 | | -15,8 | 5,5 | |
| Return on capital employed | -3,9 | 7,2 | | -3,9 | 7,2 | |
| Number of employees | 8 777 | 9 404 | -7 | 8 777 | 9 404 | -7 |

* At fixed exchange rates for comparable units.
** Excluding non-recurring costs in Q2 the operating profit was SEK -450 M and SEK -971 M respectively.

# Significant events

- During the quarter, the Kanthal and Wire product areas within Sandvik Materials Technology were merged with the aim of capitalizing on cost reduction opportunities while also improving market penetration and the product mix.
- As announced earlier, Sandvik Tooling's acquisition of the Austrian company Wolfram Bergbau- und Hütten was concluded during the second quarter. The company was consolidated in its entirety in the Sandvik Group as of 28 May 2009. The purchase consideration will follow a payment plan that extends until 2011.
- In June, Sandvik Materials Technology signed two agreements covering the delivery of steam generator tubes to the nuclear power industry for a total value of more than SEK 3 billion. One of these agreements was reached with the Chinese company Shanghai Electric Nuclear Power Equipment Co and is valued at more than SEK 1 billion. The second agreement was signed with the French company Areva NP SAS and is valued at more than SEK 2 billion. Deliveries are expected to commence in 2013. An order intake totaling approximately SEK 400 M based on these agreements was recognized during the quarter.
- Based on Sandvik's strong market position, it has been decided to increase capacity for the production of steam generator tubes to the nuclear power industry through an expansion of the operation in Sandviken. The build-up of capacity will take place gradually and will commence in the second half of 2009.
- Sandvik's comprehensive action program continued during the quarter with the aim of adapting production capacity and cost levels to prevailing market conditions. About 12-14 000 employees are presently affected by agreements on reduced working hours. In addition to cost-saving measures in day-to-day activities, the structural measures that have been taken since the third quarter 2008 are summarized in the table below:

Personnel changes since third quarter 2008

| | Sandvik Tooling | Sandvik Mining and Construction | Sandvik Materials Technology | Other | Group total |
|---|---|---|---|---|---|
| Reduction of contract and temporary employees * | 200 | 1 600 | 400 | 50 | 2 250 |
| Reduction of permanent employees | 1 613 | 1 921 | 666 | 551 | 4 751 |
| Announced further reduction of employees * | 150 | 500 | 550 | 150 | 1 350 |
| Closing of units | Australia, Italy (2), Austria, Korea | Australia (3), UK, Canada, Sweden, USA, South Africa, Austria, Brazil | – | – | |

*) rounded numbers

# Acquisitions and divestments

The total purchase consideration for operations acquired during the year amounted to SEK 3,272 M. Of the purchase consideration, a preliminary amount of SEK 2,223 M comprises goodwill and other intangible assets. The number of employees in acquired operations amounted to 286. The effect on invoicing and earnings for the period does not represent a significant amount.

**Acquisitions during the latest 18 months**

| Business area | Company/unit | Closing date | Annual revenue SEK M | No. of employees |
|---|---|---|---|---|
| Sandvik Mining and Construction | JN Precise, Canada | 28 Jan 08 | 100 | 70 |
| Sandvik Materials Technology | Medtronic Inc., USA (part of) | 1 Feb 08 | 140 | 110 |
| Sandvik Mining and Construction | Corstor International, South Africa | 29 Feb 08 | 70 | 100 |
| Sandvik Mining and Construction | Aubema, Germany | 3 Apr 08 | 160 | 80 |
| Sandvik Mining and Construction | Sanslip, Sweden | 7 Apr 08 | 15 | 9 |
| Sandvik Materials Technology | Eurocut, UK | 2 May 08 | 60 | 60 |
| Seco Tools | ALG, Russia | 5 May 08 | 100 | 170 |
| Sandvik Tooling | Teeness, Norway | 30 May 08 | 200 | 105 |
| Sandvik Tooling | Precorp, USA (49%) | 12 Jun 08 | 140 | 140 |
| Sandvik Tooling | BTA Heller Drilling Systems, UK | 16 Jan 09 | 33 | 12 |
| Sandvik Tooling | Wolfram Bergbau- und Hütten, Austria | 28 May 09 | 1 800 | 274 |

**Divestments during the latest 18 months**

| Business area | Company/unit | Closing date | Annual revenue SEK M | No. of employees |
|---|---|---|---|---|
| Sandvik Tooling | Sandvik Tobler | 31 Jan 08 | 85 | 80 |
| Sandvik Mining and Construction | Sandvik Nora, construction division | 30 Apr 08 | 65 | 30 |
| Sandvik Materials Technology | Sandvik Calamo | 30 Oct 08 | 65 | 36 |

# Parent Company

The Parent Company's invoicing during the second quarter of 2009 amounted to SEK 3,021 M (5,566) and the operating result was SEK -838 M (199). For the period January – June 2009, invoicing was SEK 6,932 M (11,101) and the operating result was SEK -1,452 M (-85). Similar to the Group, the Parent Company's operating result was negatively impacted during the period by metal price effects, low capacity utilization in certain production units and items of a nonrecurring nature. In 2009, the result has been negatively affected by SEK 680 M due to metal price effects and SEK 186 M attributable to costs for restructuring measures. Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 3,628 M (3,256). Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 13,722 M (12,362 at 31 December 2008). Investments in fixed assets amounted to SEK 690 M (855).

# First six months of 2009

Order intake for the period January-June 2009 was impacted by the sharp deterioration in the economy and amounted to SEK 34,257 M (49,788), down 31% in total and 40% for comparable units excluding currency effects. Invoicing was SEK 37,147 M (46,006), down 19% in total and 30% for comparable units excluding currency effects.

The operating result of the January-June period significantly declined as a result of lower volumes and amounted to SEK -1,871 M (6,973) and excluding non-recurring costs in Q2 SEK -471 M. The operating margin was -5.0% (15.2) of invoicing. Changed exchange rates had a positive impact on earnings of about SEK 380 M from the beginning of the year.

Financial net amounted to SEK -1,001 M (-955) and result after financial items was SEK -2,872 M (6,018). Result for the period amounted to SEK -2,314 M (4,410). Earnings per share amounted to SEK -1.97 (3.53).

Cash flow from operating activities amounted to SEK +4,674 M (+5,360). The Group's investments in fixed assets totaled SEK 2,979 M (3,092). Company acquisitions accounted for SEK 1,051 M (923). After investments, acquisitions and divestments, cash flow amounted to SEK +835 M (+1,591). Cash flow after investments and dividends amounted to SEK -3,148 M.

## Accounting principles

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report, with the exception of certain new standards and interpretations, which are applied from 1 January 2009.

Revised IAS 1 Presentation of financial statements entails that items recognized directly in equity that do not affect transactions with owners must now be recognized in the income statement under the heading Other comprehensive income. Sandvik has chosen to present other comprehensive income as a component in the income statement and not as a separate statement. The statement of changes in equity presents the total comprehensive income for the period and transactions with owners. The corresponding reclassifications have been made in the comparative figures.

In addition to the amendments in IAS 1, new standards and interpretations have not entailed any significant effects on Sandvik's financial reports. IFRS 8 Operating segments has not entailed any change to Sandvik's definition of the Group's segments.

The interim report for the Parent Company was prepared in accordance with the Annual Accounts Act and Securities Market Act, which is in line with standard RFR 2.2 Reporting by a legal entity, issued by the Swedish Financial Reporting Board.

## Risks and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing operations follow-up and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The recent dramatic developments in the global economy have caused a higher level of general uncertainty, which, in the short term, could also entail increased risk and uncertainty for Sandvik's sales and profitability. For a more in-depth analysis of risks, refer to Sandvik's Annual Report 2008.

## Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings have taken place.

# Financial reports summary

## The Group

**INCOME STATEMENT**

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Revenue | 18 011 | 24 016 | -25 | 37 147 | 46 006 | -19 |
| Cost of sales and services | -14 857 | -15 496 | -4 | -29 024 | -29 800 | -3 |
| Gross profit | 3 154 | 8 520 | -63 | 8 123 | 16 206 | -50 |
| % of revenues | 17.5 | 35.5 | | 21.9 | 35.2 | |
| Selling expenses | -2 946 | -2 858 | +3 | -5 799 | -5 591 | +4 |
| Administrative expenses | -1 394 | -1 349 | +3 | -2 725 | -2 641 | +3 |
| Research and development costs | -557 | -525 | +6 | -1 085 | -1 017 | +7 |
| Other operating income and expenses | -242 | -5 | - | -385 | 16 | - |
| Operating profit | -1 985 | 3 783 | neg. | -1 871 | 6 973 | neg. |
| % of revenues | -11.0 | 15.8 | | -5.0 | 15.2 | |
| Financial net | -458 | -481 | -5 | -1 001 | -955 | +5 |
| Profit after financial items | -2 443 | 3 302 | neg. | -2 872 | 6 018 | neg. |
| % of revenues | -13.6 | 13.7 | | -7.7 | 13.1 | |
| Income tax | 428 | -892 | neg. | 558 | -1 608 | neg. |
| Profit for the period | -2 015 | 2 410 | neg. | -2 314 | 4 410 | neg. |
| % of revenues | -11.2 | 10.0 | | -6.2 | 9.6 | |
| **Other comprehensive income** | | | | | | |
| Foreign currency translation differences | 29 | 102 | | 957 | -729 | |
| Cash-flow hedges | 401 | 143 | | 357 | 131 | |
| Tax related to other comprehensive income | -106 | -40 | | -94 | -37 | |
| Total comprehensive income for the period | 324 | 205 | | 1 220 | -635 | |
| Total profit for the period | -1 691 | 2 615 | | -1 094 | 3 775 | |
| Profit for the period attributable to: | | | | | | |
| Owners of the parent | -2 020 | 2 304 | | -2 341 | 4 189 | |
| Non-controlling interests | 5 | 106 | | 27 | 221 | |
| Total comprehensive income attributable to: | | | | | | |
| Owners of the parent | -1 686 | 2 502 | | -1 120 | 3 580 | |
| Non-controlling interests | -5 | 113 | | 26 | 195 | |
| Earnings per share, before dilution, SEK | -1.70 | 1.94 | | -1.97 | 3.53 | |

# Financial reports summary

## The Group

### BALANCE SHEET

| SEK M | 30 June 2009 | 30 June 2008 | Change % | 31 Dec 2008 |
|---|---|---|---|---|
| Intangible assets | 15 093 | 11 256 | +34 | 12 472 |
| Property, plant and equipment | 27 620 | 22 142 | +25 | 26 123 |
| Financial assets | 5 504 | 3 995 | +38 | 4 352 |
| Inventories | 24 995 | 25 657 | -3 | 28 614 |
| Current receivables | 20 813 | 24 135 | -14 | 26 668 |
| Cash and cash equivalents | 6 023 | 3 293 | +83 | 4 998 |
| Total assets | 100 048 | 90 478 | +11 | 103 227 |
| | | | | |
| Total equity | 31 705 | 28 304 | +12 | 36 725 |
| Non-current interest-bearing liabilities | 32 056 | 21 445 | +49 | 25 314 |
| Non-current non-interest-bearing liabilities | 5 808 | 5 457 | +6 | 5 919 |
| Current interest-bearing liabilities | 13 135 | 14 456 | -9 | 14 549 |
| Current non-interest-bearing liabilities | 17 344 | 20 816 | -17 | 20 720 |
| Total equity and liabilities | 100 048 | 90 478 | +11 | 103 227 |
| | | | | |
| *Net working capital* * | *28 356* | *28 499* | *-1* | *32 571* |
| *Loans* | *41 937* | *33 137* | *+27* | *36 735* |
| *Net debt* ** | *37 638* | *31 305* | *+20* | *33 323* |
| *Non-controlling interests in total equity* | *974* | *891* | *+9* | *1 137* |

* Inventories + trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.

** Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

### CHANGE IN TOTAL EQUITY

| SEK M | Equity related to owners of the parent | Non-controlling interest | Total equity |
|---|---|---|---|
| Opening equity, 1 January 2008 | 28 614 | 1 209 | 29 823 |
| Total comprehensive income for the period | 11 755 | 456 | 12 211 |
| Acquisition of non-controlling interest | | -162 | -162 |
| Dividends | -4 745 | -366 | -5 111 |
| Exercised share options | -36 | | -36 |
| Closing equity, 31 December 2008 | 35 588 | 1 137 | 36 725 |
| | | | |
| Opening equity, 1 January 2009 | 35 588 | 1 137 | 36 725 |
| Total comprehensive income for the period | -1 120 | 26 | -1 094 |
| Dividends | -3 737 | -189 | -3 926 |
| Closing equity, 30 June 2009 | 30 731 | 974 | 31 705 |
| | | | |
| Opening equity, 1 January 2008 | 28 614 | 1 209 | 29 823 |
| Total comprehensive income for the period | 3 580 | 195 | 3 775 |
| Acquisition of non-controlling interest | | -147 | -147 |
| Dividends | -4 745 | -366 | -5 111 |
| Exercised share options | -36 | | -36 |
| Closing equity, 30 June 2008 | 27 413 | 891 | 28 304 |

# Financial reports summary

## The Group

**CASH-FLOW STATEMENT**

| SEK M | Q2 2009 | Q2 2008 | Q1-2 2009 | Q1-2 2008 |
|---|---|---|---|---|
| *Cash flow from operating activities* | | | | |
| Income after financial income and expenses | -2 443 | +3 302 | -2 872 | +6 018 |
| Adjustment for depreciation, amortization and impairment losses | +1 371 | +824 | +2 336 | +1 681 |
| Adjustment for items that do not require the use of cash | +152 | -153 | +6 | -286 |
| Income tax paid | -222 | -1 027 | -688 | -1 797 |
| Cash flow from operating activities before changes in working capital | -1 142 | +2 946 | -1 218 | +5 616 |
| | | | | |
| *Changes in working capital* | | | | |
| Change in inventories | +3 454 | -21 | +5 093 | -892 |
| Change in operating receivables | +2 363 | -981 | +4 661 | -1 796 |
| Change in operating liabilities | -1 785 | +1 420 | -3 862 | +2 432 |
| Cash flow from operating activities | +2 890 | +3 364 | +4 674 | +5 360 |
| | | | | |
| *Cash flow from investing activities* | | | | |
| Acquisitions of companies and shares, net of cash acquired | -987 | -673 | -1 051 | -923 |
| Acquisitions of property, plant and equipment | -1 298 | -1 630 | -2 979 | -3 092 |
| Proceeds from sale of companies and shares, net of cash disposed of | +48 | +33 | +48 | +83 |
| Proceeds from sale of property, plant and equipment | +119 | +50 | +143 | +163 |
| Cash flow from investing activities | -2 118 | -2 220 | -3 839 | -3 769 |
| | | | | |
| Net cash flow after investing activities | +772 | +1 144 | +835 | +1 591 |
| | | | | |
| *Cash flow from financing activities* | | | | |
| Change in interest bearing debt | +67 | +6 130 | +2 537 | +5 542 |
| Closure of interest swap and currency hedge | | | +1 424 | |
| Exercise of personnel options program | | -3 | | -44 |
| Payment to new pension funds | | -663 | | -663 |
| Dividends paid | -3 920 | -5 111 | -3 925 | -5 111 |
| Cash flow from financing activities | -3 853 | +353 | +36 | -276 |
| | | | | |
| Cash flow for the period | -3 081 | +1 497 | +871 | +1 315 |
| Cash and cash equivalents at beginning of the period | +9 083 | +1 745 | +4 998 | +2 006 |
| Exchange-rate differences in cash and cash equivalents | +21 | +51 | +154 | -28 |
| Cash and cash equivalents at the end of the period | +6 023 | +3 293 | +6 023 | +3 293 |

**KEY FIGURES**

| | Q2 2009 | Q2 2008 | Q1-4 2008 |
|---|---|---|---|
| No. of shares outstanding at end of period ('000) 1) | 1 186 287 | 1 186 287 | 1 186 287 |
| Average no. of shares ('000) 1) | 1 186 287 | 1 186 287 | 1 186 287 |
| Tax rate, % | 17.5 | 27.0 | 25.9 |
| Return on capital employed, % 2) | 6.2 | 23.2 | 19.9 |
| Return on total equity, % 2) | 3.3 | 31.2 | 24.8 |
| Return on total capital, % 2) | 4.6 | 16.5 | 14.4 |
| Shareholders' equity per share, SEK | 25.90 | 23.10 | 30.0 |
| Net debt/equity ratio | 1.2 | 1.1 | 0.9 |
| Equity/assets ratio, % | 32 | 31 | 36 |
| Net working capital, % | 42 | 30 | 32 |
| Earnings per share, SEK | -1.70 | 1.94 | 6.30 |
| Cash flow from operating activities, SEK M | +2 890 | +3 364 | +9 671 |
| Number of employees | 46 452 | 50 125 | 50 028 |

1) After dilution.
2) Rolling 12 months

# Financial reports summary

## The parent company

**INCOME STATEMENT**

| SEK M | Q2 2009 | Q2 2008 | Change % | Q1-2 2009 | Q1-2 2008 | Change % |
|---|---|---|---|---|---|---|
| Revenue | 3 021 | 5 566 | -46 | 6 932 | 11 101 | -38 |
| Cost of sales and services | -2 961 | -4 241 | -30 | -6 669 | -8 981 | -26 |
| Gross profit | 60 | 1 325 | -95 | 263 | 2 120 | -88 |
| | | | | | | |
| Selling expenses | -144 | -171 | -16 | -286 | -334 | -14 |
| Administrative expenses | -620 | -589 | 5 | -1 259 | -1 116 | 13 |
| Research and development costs | -235 | -262 | -10 | -472 | -531 | -11 |
| Other operating income and expenses | 101 | -104 | - | 302 | -224 | - |
| Operating profit | -838 | 199 | - | -1 452 | -85 | - |
| | | | | | | |
| Income from shares in group companies | 143 | 3 214 | -96 | 3 628 | 3 256 | 11 |
| Income from shares in associated companies | 2 | 2 | - | 2 | 2 | - |
| Interest income and similar items | 162 | 109 | 49 | 284 | 341 | -17 |
| Interest expenses and similar items | -476 | -384 | 24 | -867 | -708 | 22 |
| Profit after financial items | -1 007 | 3 140 | - | 1 595 | 2 806 | -43 |
| | | | | | | |
| Appropriations | - | - | - | - | - | - |
| Income tax expense | -107 | 2 | - | -132 | -21 | - |
| Profit for the period | -1 114 | 3 142 | - | 1 463 | 2 785 | -47 |

**BALANCE SHEET**

| SEK M | 30 June 2009 | 30 June 2008 | Change % | 31 Dec 2008 |
|---|---|---|---|---|
| Intangible assets | 17 | 15 | 13 | 31 |
| Property, plant and equipment | 6 802 | 6 229 | 9 | 6 618 |
| Financial assets | 14 780 | 14 039 | 5 | 14 819 |
| Inventories | 3 814 | 5 155 | -26 | 5 123 |
| Current receivables | 19 100 | 16 073 | 19 | 15 305 |
| Cash and cash equivalents | 2 | 44 | -95 | 3 |
| Total assets | 44 515 | 41 555 | 7 | 41 899 |
| | | | | |
| Total equity | 11 806 | 10 896 | 8 | 14 089 |
| Untaxed reserves | 12 | 19 | -37 | 12 |
| Provisions | 255 | 338 | -25 | 371 |
| Non-current interest-bearing liabilities | 18 313 | 10 881 | 68 | 12 366 |
| Non-current non-interest-bearing liabilities | 55 | 18 | - | 108 |
| Current interest-bearing liabilities | 10 377 | 14 511 | -28 | 9 873 |
| Current non-interest-bearing liabilities | 3 697 | 4 892 | -24 | 5 080 |
| Total equity and liabilities | 44 515 | 41 555 | 7 | 41 899 |
| | | | | |
| Pledged assets | - | - | - | - |
| Contingent liabilities | 19 249 | 16 068 1) | 20 | 17 316 |
| Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets | 13 722 | 14 917 | -8 | 12 362 |
| Investments in fixed assets | 690 | 855 | -19 | 1 537 |

1) Relates to values of 2007-12-31

# Market overview and key figures

## The Group

### ORDER INTAKE AND INVOICED SALES PER MARKET AREA Q2 2009

| Market area | Order intake SEK M | Change.* % | Change.* %1) | Share % | Invoiced sales SEK M | Change* % | Share % |
|---|---|---|---|---|---|---|---|
| **The Group** | | | | | | | |
| Europe | 6 622 | -46 | -48 | 40 | 7 234 | -42 | 40 |
| NAFTA | 2 931 | -37 | -37 | 18 | 2 792 | -38 | 15 |
| South America | 933 | -31 | -31 | 6 | 1 040 | -36 | 6 |
| Africa/Middle East | 1 551 | -38 | -38 | 9 | 1 673 | -29 | 9 |
| Asia | 3 062 | -34 | -43 | 19 | 3 388 | -24 | 19 |
| Australia | 1 404 | -55 | -40 | 8 | 1 884 | -25 | 11 |
| Total | 16 503 | -42 | -43 | 100 | 18 011 | -35 | 100 |
| **Sandvik Tooling** | | | | | | | |
| Europe | 2 409 | -48 | -48 | 54 | 2 477 | -47 | 55 |
| NAFTA | 888 | -39 | -39 | 20 | 872 | -43 | 19 |
| South America | 182 | -48 | -48 | 4 | 191 | -44 | 4 |
| Africa/Middle East | 82 | -39 | -39 | 2 | 80 | -29 | 2 |
| Asia | 845 | -39 | -39 | 19 | 858 | -38 | 19 |
| Australia | 60 | -34 | -34 | 1 | 63 | -33 | 1 |
| Total | 4 466 | -45 | -45 | 100 | 4 541 | -44 | 100 |
| **Sandvik Mining and Construction** | | | | | | | |
| Europe | 1 624 | -47 | -47 | 25 | 2 094 | -34 | 25 |
| NAFTA | 789 | -43 | -43 | 12 | 918 | -32 | 11 |
| South America | 602 | -22 | -22 | 9 | 709 | -27 | 8 |
| Africa/Middle East | 1 349 | -39 | -39 | 21 | 1 514 | -27 | 18 |
| Asia | 994 | -47 | -47 | 16 | 1 711 | -3 | 20 |
| Australia | 1 085 | -58 | -40 | 17 | 1 541 | -21 | 18 |
| Total | 6 443 | -46 | -42 | 100 | 8 487 | -25 | 100 |
| **Sandvik Materials Technology** | | | | | | | |
| Europe | 1 832 | -44 | -51 | 42 | 1 911 | -44 | 50 |
| NAFTA | 1 071 | -30 | -30 | 24 | 833 | -39 | 22 |
| South America | 105 | -32 | -32 | 2 | 92 | -58 | 3 |
| Africa/Middle East | 95 | -25 | -25 | 2 | 54 | -63 | 1 |
| Asia | 1 055 | -9 | -46 | 24 | 646 | -40 | 17 |
| Australia | 242 | -45 | -45 | 6 | 262 | -37 | 7 |
| Total | 4 400 | -34 | -44 | 100 | 3 798 | -43 | 100 |

* At fixed exchange rates for comparable units.
1) Excluding major orders.

# Financial reports summary

## The Group

### ORDER INTAKE BY BUSINESS AREA

| SEK M | Q2 2008 | Q3 2008 | Q4 2008 | Q1-4 2008 | Q1 2009 | Q2 2009 | Change Q2 % | Change Q2 %[1] | Q1-2 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Sandvik Tooling | 6 720 | 6 270 | 5 879 | 25 798 | 5 032 | 4 466 | -34 | -45 | 9 498 |
| Sandvik Mining and Construction | 10 389 | 9 465 | 8 251 | 38 634 | 7 308 | 6 443 | -38 | -46 | 13 752 |
| Sandvik Materials Technology | 5 899 | 4 770 | 4 991 | 21 581 | 4 057 | 4 400 | -25 | -34 | 8 458 |
| Seco Tools[2] | 1 678 | 1 600 | 1 595 | 6 594 | 1 356 | 1 192 | -29 | -36 | 2 548 |
| Group activities | 1 | 1 | 0 | 3 | 1 | 2 | | | 1 |
| Group total | 24 688 | 22 106 | 20 716 | 92 610 | 17 754 | 16 503 | -33 | -42 | 34 257 |

### INVOICED SALES BY BUSINESS AREA

| SEK M | Q2 2008 | Q3 2008 | Q4 2008 | Q1-4 2008 | Q1 2009 | Q2 2009 | Change Q2 % | Change Q2 %[1] | Q1-2 2009 |
|---|---|---|---|---|---|---|---|---|---|
| Sandvik Tooling | 6 721 | 6 295 | 6 359 | 25 975 | 5 193 | 4 541 | -32 | -44 | 9 734 |
| Sandvik Mining and Construction | 9 786 | 9 475 | 11 038 | 38 651 | 8 330 | 8 487 | -13 | -25 | 16 818 |
| Sandvik Materials Technology | 5 810 | 5 122 | 5 146 | 21 480 | 4 255 | 3 798 | -35 | -43 | 8 053 |
| Seco Tools[2] | 1 691 | 1 576 | 1 618 | 6 513 | 1 347 | 1 176 | -30 | -37 | 2 523 |
| Group activities | 8 | 10 | 10 | 35 | 11 | 9 | | | 19 |
| Group total | 24 016 | 22 478 | 24 171 | 92 654 | 19 136 | 18 011 | -25 | -35 | 37 147 |

### OPERATING PROFIT BY BUSINESS AREA

| SEK M | Q2 2008 | Q3 2008 | Q4 2008 | Q1-4 2008 | Q1 2009 | Q2 2009 | Q1-2 2009 |
|---|---|---|---|---|---|---|---|
| Sandvik Tooling | 1 626 | 1 422 | 817 | 5 461 | 267 | -463 | -196 |
| Sandvik Mining and Construction | 1 370 | 1 337 | 1 105 | 4 996 | 392 | -670 | -278 |
| Sandvik Materials Technology | 534 | 505 | 65 | 1 187 | -521 | -750 | -1 271 |
| Seco Tools[2] | 378 | 318 | 232 | 1 332 | 95 | 41 | 135 |
| Group activities | -125 | 3 | 16 | -183 | -118 | -143 | -261 |
| Group total[3] | 3 783 | 3 586 | 2 235 | 12 794 | 115 | -1 985 | -1 871 |

### OPERATING MARGIN BY BUSINESS AREA

| % OF INVOICED SALES | Q2 2008 | Q3 2008 | Q4 2008 | Q1-4 2008 | Q1 2009 | Q2 2009 | Q1-2 2009 |
|---|---|---|---|---|---|---|---|
| Sandvik Tooling | 24.2 | 22.6 | 12.9 | 21.0 | 5.1 | -10.2 | -2.0 |
| Sandvik Mining and Construction | 14.0 | 14.1 | 10.0 | 12.9 | 4.7 | -7.9 | -1.7 |
| Sandvik Materials Technology | 9.2 | 9.9 | 1.3 | 5.5 | -12.2 | -19.7 | -15.8 |
| Seco Tools[2] | 22.3 | 20.2 | 14.4 | 20.5 | 7.0 | 3.4 | 5.4 |
| Group total | 15.8 | 16.0 | 9.2 | 13.8 | 0.6 | -11.0 | -5.0 |

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the company's interim report.
3) Internal transactions had negligible effect on business area profits.

**Certification**

The Board of Directors and the CEO certify that the interim report on the first six months gives a fair view of the Company's and the Group's operations, position and earnings, and describes the significant risks and uncertainty factors to which the Group is exposed.

Sandviken 17 July 2009
Sandvik Aktiebolag (publ)

Clas Åke Hedström
Chairman

Anders Nyrén
Vice Chairman

Georg Ehrnrooth
Director

Simon Thompson
Director

Tomas Kärnström
Director

Jan Kjellgren
Director

Fredrik Lundberg
Director

Hanne de Mora
Director

Egil Myklebust
Director

Lars Pettersson
CEO and Director

Sandvik discloses the information provided herein pursuant to the Securities Market Act and/or the Financial Instruments Trading Act. The information was submitted for publication on 17 July 2009 at 08:00 CET.

The company's auditors have not conducted a special review of the Q2 2009 report. The Sandvik Group's interim report for the third quarter of 2008 will be published on 30 October 2009.

Additional information may be obtained from Sandvik Investor Relations, at tel. +46 26 26 10 23 (Jan Lissåker) or tel. +46 26 26 09 37 (Magnus Larsson) or by e-mail to info.ir@sandvik.com.

A combined presentation and teleconference will be held on 17 July 2009 at 13.30 CET at Operaterassen in Stockholm. Information available at www.sandvik.com/ir.

**Calendar 2009:**

17 Jul Second-quarter report 2009
3 Sep Capital Markets Day
30 Oct Third-quarter report 2009

**Calendar 2010:**

3 Feb Fourth-quarter and full-year report 2009
4 May First-quarter report 2010 and AGM
20 Jul Second-quarter report 2010
29 Oct Third-quarter report 2010

**POSTAL ADDRESS**
Sandvik AB
SE-811 81 Sandviken

**PUBLIC COMPANY (publ)**
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

**PHONE AND FAX**
+46 26 26 00 00
+46 26 26 10 22

**WEB SITE AND E-MAIL**
www.sandvik.com
info.group@sandvik.com